SEC File Number: 000-25417

                                                         CUSIP Number: 451106108

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ X] Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form
N-SAR |_| Form N-CSR

         For Period Ended:

         |X| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: September 30, 2007

Read Instruction(on back page) Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:            ICC Worldwide, Inc.
Former Name if Applicable: Torbay Holdings, Inc.

Address of Principal Executive Office:

3334 East Coast Highway #424, Corona Del Mar, California 92625-2328
         (Street and Number, City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

      The registrant is unable to file its Annual Report on Form 10-KSB for the transition period ended September 30, 2007 (the "Report") by the prescribed date of December 29, 2007 without unreasonable effort or expense because its internal accountants need additional time to complete portions of the Report as a result of the transition to new business of the Company in Italy. The registrant intends to file its Report on or prior to the prescribed extended date.

Part IV - Other Information

1.  Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification:

                  Richard K. Lauer     (949)-200-7569
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                  (Name) (Area Code) (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                                  |_| Yes |X| No

The Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 has not yet been filed.

            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant disposed of its former business during 2007 and has commenced operating a new business. The results of operations for 2007 are therefore not similar to the results of operation for 2006.

                               ICC Worldwide, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         December 28, 2007                      By:  /s/ Richard K. Lauer
      -----------------------------                       ---------------------
                                                          Richard K. Lauer
                                                          President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.